SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 4, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia stock exchange release dated February 4, 2016: Nokia to publish fourth quarter and full year 2015 results on February 11, 2016

STOCK EXCHANGE RELEASE
February 4, 2016

Nokia Corporation
Stock Exchange Release
February 4, 2016 at 13:00 (CET +1)

Nokia to publish fourth quarter and full year 2015 results on February 11, 2016

Espoo, Finland — Nokia will publish its fourth quarter and full year 2015 results on February 11, 2016 at approximately 8 am Finnish time (CET+1). The report, which will detail Nokia’s fourth quarter and full year results in 2015 on a stand-alone basis, will be made available on the Nokia website immediately after publication. As of the first quarter 2016, Nokia’s financial results will also include Alcatel-Lucent, reflecting the majority stake it holds in the company.

Nokia only publishes a summary of its interim reports in stock exchange releases. The summary focuses on Nokia Group’s financial information as well as on Nokia’s outlook.

The detailed segment level discussion will be available in the complete fourth quarter and full year 2015 results report available at http://company.nokia.com/financials. Investors should not solely rely on summaries of Nokia’s reports, but should also review the complete reports with tables.

Nokia’s analyst conference call will begin on February 11 at 3 pm Finnish time. A link to the webcast of the conference call will be available at http://company.nokia.com/financials. Media representatives can listen in via the link on that website, or alternatively call +1 888 636 1561, conference ID: 337 949 88.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. http://www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal